                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                            Wild Oats Markets, Inc.


                                 Common Stock

                          CUSIP Number: 968808B-10-7

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  968808B-10-7

1     NAME OF REPORTING PERSON
                    Michael C. Gilliland

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
                    ###-##-####

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)  [ ]
      (b)  [ ]

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION
                    U.S.

                5   SOLE VOTING POWER                     641,371 /1/
  NUMBER OF
  SHARES        6   SHARED VOTING POWER
BENEFICIALLY        597,349 shares held by Elizabeth C. Cook, Mr. Gilliland's
                    spouse.
                    6,210 shares held in joint tenancy with
                    Elizabeth C. Cook, Mr. Gilliland's spouse.

                               Page 1 of 7 pages

                    10,290 shares held by the Ian Patrick
                    Gilliland 1993 Trust, for the benefit of
                    Mr. Gilliland's son.
                    10,290 shares held by the Stella
                    Elizabeth Gilliland 1993 Trust, for the
                    benefit of Mr. Gilliland's daughter.
                    744,294 shares held by the Gilliland/Cook
                    Family Investments, L.P.
                    25,454 shares held by the Wild Oats
                    Community Foundation of which Mr.
                    Gilliland is a trustee
                    9,750 shares held by the Elizabeth C.
                    Cook Charitable Remainder Trust, for the
                    benefit of Mr. Gilliland's spouse.
                    9,750 shares held by the Michael C.
                    Gilliland Charitable Remainder Trust.
   OWNED BY
     EACH       7          SOLE DISPOSITIVE POWER                641,371
   REPORTING
    PERSON
     WITH       8          SHARED DISPOSITIVE POWER
                    597,349 shares held by Elizabeth C. Cook, Mr. Gilliland's spouse.
                    6,210 shares held in joint tenancy with Elizabeth C. Cook, Mr. Gilliland's spouse.
                    10,290 shares held by the Ian Patrick Gilliland 1993 Trust, for the benefit of Mr. Gilliland's son.
                    10,290 shares held by the Stella Elizabeth Gilliland 1993 Trust, for the benefit of Mr. Gilliland's daughter.
                    744,294 shares held by the Gilliland/Cook Family Investments, L.P.
                    25,454 shares held by the Wild Oats Community Foundation of which Mr. Gilliland is a trustee
                    9,750 shares held by the Elizabeth C. Cook Charitable Remainder Trust, for the benefit of Mr. Gilliland's spouse. 9,750 shares held by the Michael C. Gilliland Charitable Remainder Trust.


9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    2,054,758

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9     15.73%

                               Page 2 of 7 pages

12    TYPE OF REPORTING PERSON*   IN

                               Page 3 of 7 pages

Item 1.

  (a)     Name of Issuer   Wild Oats Markets, Inc.


  (b)     Address of Issuer's Principal Executive Offices
               3375 Mitchell Lane   Boulder, CO  80301

Item 2.

  (a)     Name of Person Filing   Michael C. Gilliland


  (b)     Address of Principal Business Office or, if none,  Residence
               3375 Mitchell Lane   Boulder, CO  80301


  (c)     Citizenship           U.S.


  (d)     Title of Class of Securities         Common Stock


  (e)     CUSIP Number     968808B-10-7



Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a: n/a

     (a)    [ ]  Broker or Dealer registered under Section 15 of the Act

     (b)    [ ]  Bank as defined in section 3(a)(6) of the Act

     (c)    [ ]  Insurance Company as defined in section 3(a)(19) of the Act

     (d) [ ] Investment Company registered under section 8 of the Investment Company Act

     (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Sec. 240.13d-1(b)(ii)(F)

     (g) [ ] Parent Holding Company, in accordance with Sec. 240.13d-1(b)(ii)(G) (Note: See Item 7)

                               Page 4 of 7 pages

     (h)    [ ]  Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(H)


Item 4.   Ownership

     (a) Amount Beneficially Owned    2,054,758


     (b) Percent of Class       15.73%


     (c)      Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote  641,371

              (ii)  shared power to vote or to direct the vote 597,349 shares held by Elizabeth C. Cook, Mr. Gilliland's spouse. 6,210 shares held in joint tenancy with Elizabeth C. Cook, Mr. Gilliland's spouse.
                     10,290 shares held by the Ian Patrick Gilliland 1993 Trust, for the benefit of Mr. Gilliland's son.
                     10,290 shares held by the Stella Elizabeth Gilliland 1993 Trust, for the benefit of Mr. Gilliland's daughter.
                     744,294 shares held by the Gilliland/Cook Family Investments, L.P.
                     25,454 shares held by the Wild Oats Community Foundation of which Mr. Gilliland is a trustee
                     9,750 shares held by the Elizabeth C. Cook Charitable Remainder Trust, for the benefit of Mr. Gilliland's spouse. 9,750 shares held by the Michael C. Gilliland Charitable Remainder Trust.


              (iii)  sole power to dispose of or to direct the
disposition of             641,371

              (iv)  shared power to dispose of or to direct the
disposition of       597,349 shares held by Elizabeth C. Cook, Mr. Gilliland's
                     spouse.
                     6,210 shares held in joint tenancy with Elizabeth C. Cook, Mr. Gilliland's spouse.
                     10,290 shares held by the Ian Patrick Gilliland 1993 Trust, for the benefit of Mr. Gilliland's son.
                     10,290 shares held by the Stella Elizabeth Gilliland 1993
                     Trust, for the benefit of Mr. Gilliland's daughter.

                               Page 5 of 7 pages

                     744,294 shares held by the Gilliland/Cook Family Investments, L.P.
                     25,454 shares held by the Wild Oats Community Foundation of which Mr. Gilliland is a trustee
                     9,750 shares held by the Elizabeth C. Cook Charitable Remainder Trust, for the benefit of Mr. Gilliland's spouse. 9,750 shares held by the Michael C. Gilliland Charitable Remainder Trust.


Item 5.   Ownership of Five Percent or Less of a Class

  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.
                    n/a

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
                    n/a

Item 8.   Identification and Classification of Members of the Group
                    n/a

Item 9.   Notice of Dissolution of Group
                    n/a


Item 10.   Certification
                    n/a

                               Page 6 of 7 pages

                  SIGNATURE


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:   February 10, 1999


                                       Michael C. Gilliland
                                       CEO


-----------------------
/1/ Pursuant to Rule 13d-3(d)(1)(ii)(A) includes 44,022 fully vested options

                               Page 7 of 7 pages